Exhibit 99.1

Chief Executive Officer Louis Camilleri Retires for Personal Reasons;
Executive Chairman John Elkann acting Chief Executive Officer

Maranello (Italy), 10 December 2020 – Ferrari N.V. (NYSE/MTA: RACE) (”Ferrari” or “the Company”) announces that Mr. Louis Camilleri communicated today to the Company his decision, for personal reasons, to retire with immediate effect from his role as the Company’s Chief Executive Officer and as member of the Board of Directors.

Ferrari’s Executive Chairman, John Elkann, acknowledging with regret Mr. Camilleri’s decision, announced he will act as interim Chief Executive Officer while the Ferrari Board of Directors will manage the ongoing process of identifying Mr. Camilleri’s successor.

Commenting on Mr. Camilleri’s retirement, John Elkann said: “I would like to express our most sincere thanks to Louis for his unstinting dedication as our Chief Executive Officer since 2018 and as member of our Board of Directors since 2015. His passion for Ferrari has been limitless and under his leadership the Company has further affirmed its position as one of the world’s greatest companies, capitalising on its truly unique heritage and unerring quest for excellence. We wish him and his family a long and happy retirement.”

Louis Camilleri said: “Ferrari has been a part of my life and serving as its Chief Executive has been a great privilege. My admiration for the extraordinary men and women of Maranello and for the passion and dedication they apply to everything they do, knows no bounds. I’m proud of the Company’s numerous achievements since 2018 and know that Ferrari’s best years are still to come.”

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977